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                                                   Filed by Genomica Corporation

                                Pursuant to Rule 425 under the Securities Act of
                                                                            1933

                                          Subject Company:  Genomica Corporation
                                                  Commission File No:  000-31637


[E-mail to All Genomica Employees]

To the employees of Genomica Corporation:

For those who are considering exercising options in conjunction with the tender offer, Cherry is placing packages in your mail boxes this afternoon with the materials and information regarding the tender offer and how to tender shares.

Important points about your option exercises and tendering shares:

1) If you are doing a cashless exercise and sale when the tender offer closes, you will be exercising and trading Genomica shares. You will not have any shares to tender so portion of this message relating to the tender of shares does not pertain to you.

2) You may also exercise your option(s) and retain Genomica shares, if desired. In this case you may trade those Genomica shares in the future, or they are expected to be automatically exchanged for Exelixis shares when the merger occurs, if the transaction is consummated as currently expected.

3) For those exercising options who are not immediately selling and who wish to tender their Genomica shares: --the tender of your shares will be effected by completing the green folder in your package, page 3, "Instructions with Respect to the Offer". This completed document needs to be given Greg Weiss at First Union Securities, AND --you will need to complete the pink folder in your package, pages 2 and 3 "Notice of Guaranteed Delivery" and give that document to Brian Selby, at Genomica.

The shares covered by #3 above will be tendered to the exchange agent as a group on your behalf, and the exchange agent will issue shares of Exelixis stock directly to your account at First Union. You should receive your Exelixis shares at First Union approximately 4 business days after the tender offer closes (scheduled for December 28th) but you will be able to trade the exchanged Exelixis shares approximately 3 days after the tender offer closes.

Again, if you would like additional information regarding Genomica and Exelixis, you may access publicly filed documents at www.sec.gov or at a number of commercially available websites which compile documents filed with the Securities and Exchange Commission. In addition, information regarding Genomica's and Exelixis' current trading prices on the Nasdaq National Market is available at www.nasdaq.com. Please note that Exelixis' offer to exchange shares of its common stock for shares of Genomica stock and the subsequent merger are subject to a number of conditions, many of which are set forth in Exelixis' Preliminary Prospectus, as well as in Genomica's Solicitation/ Recommendation Statement on form 14D-9. You should have already received each of these documents, as well as others relating to the tender offer. If you have not received these documents, please contact me at the number below immediately. In addition, you should consult your personal financial and tax advisor to determine how your exercise or non-exercise of your stock option will affect you.


Brian Selby
Corporate Controller
Genomica Corporation